FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, December 16, 2004

FAIRFAX COMPLETES US$300 MILLION EQUITY ISSUE

(Note: All dollar amounts in this release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited announced today that it has obtained all requisite regulatory approvals and closed its previously announced issuance of $300 million of subordinate voting shares (2,406,741 shares) to a number of institutional investors, including Markel Corporation ($100 million) and Southeastern Asset Management ($150 million).

The completion of this equity offering was a closing condition of Fairfax’s debt tender offer and $200 million debt offering, previously announced on November 18, 2004 and December 3, 2004, respectively. Both the tender offer and the debt offer are expected to close December 21, 2004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management .

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941